FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

40-33

VIA FIRST CLASS MAIL

811-04450
Branch 18

March 13, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2006
WASH. D.C. 152

06031592

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleading in the above-mentioned consolidated action, which we previously reported to your office:

Second Amended Derivative Consolidated Complaint

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
APR 20 2006
THOMSON
FINANCIAL

Encls.

38841-1

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD & SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)))	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	))	Document Filed Electronically

SECOND AMENDED DERIVATIVE CONSOLIDATED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is an action brought by Plaintiffs on behalf of the Franklin mutual funds in which the Plaintiffs are shareholders, namely, the Franklin AGE High Income Fund, Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Franklin Small Cap Growth II Fund, Franklin U.S. Government Securities Fund, Mutual Beacon Fund, Mutual Discovery Fund, Mutual European Fund, Mutual Shares Fund, Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund ("the Funds"), arising from the payment of excessive compensation and fees to Defendants. Defendants are liable under Sections 36(b) and 48(a) of the Investment Company Act of 1940 (the "ICA") because, during the timeframe of March 2, 2003 to March 2, 2004 and to the present, the 12b-1 and advisory fees received by Defendants were disproportionate to the value of the services provided and not within the bounds of what would have been negotiated at arm's-length.

2. After experiencing steady asset growth over a period of years, Franklin is now the fourth largest fund company in the United States. By 2003, Franklin Resources, Inc., the Investment Adviser Defendants' parent company, had assets under management of $189.5 billion. By 2005, Franklin Resources, Inc.'s assets under management had grown to a whopping $259.7 billion. While the enormous growth of the Funds resulted in a windfall to Defendants in the form of increased asset-based fees, Defendants failed to pass on the benefits of such growth to the Funds and their investors, as described below.

3. The 12b-1 (or distribution) and advisory fees which Defendants charged to and received from the Funds and their investors were excessive. The 12b-1 fees Defendants charged were excessive because they were not used for services that benefited the Funds and their investors. In theory, 12b-1 fees should be used to grow the funds' size so that the expenses of operating such funds per share are reduced and economies of scale are passed on to investors. In

practice, however, Defendants' 12b-1 fees were higher than those charged to comparable funds, they did not result in economies of scale being passed on to the Funds and their investors and they did not cause any decrease in the Funds' expenses over time.

4. The advisory fees Defendants charged were also excessive because they were disproportionate to the services rendered to the Funds and their investors. As the Funds grew through Defendants' use of 12b-1 fees, Defendants profited from the inflow of assets under management yet continued to charge higher fees than comparable funds. Moreover, the quality of Defendants' advisory services did not justify their advisory fees, given that the Funds' performance lagged behind the performance of comparable funds. Furthermore, when the Funds achieved their massive size, the vast proportion of their assets began to function as an index fund, for which only passive management was required and rendered. Since Defendants only actively managed, at best, a small portion of Fund assets but continued to charge fees commensurate with active management of all of the Fund assets, Defendants were able to charge "something" (advisory fees) for "nothing" (passive, not active, management). The advisory fees Defendants levied also exceeded the standard fees charged to manage an index fund.

5. Defendants also received excessive fees through revenue sharing and directed brokerage arrangements and benefits from entering into at least 100 Shelf-Space agreements with broker-dealers. Complaint at ¶¶ 25-27, *State v. Franklin/Templeton Distribs., Inc.*, No. 04A504637 (Cal. Super. Ct. Nov. 17, 2004). Revenue sharing occurs when the investment adviser or its affiliate makes cash payments to a broker-dealer in exchange for the broker-dealer pushing shares of that fund. Directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker-dealers that sell shares of the fund to remunerate those firms and their brokers for pushing the investment adviser's funds instead of other fund companies' funds. Yet, as the California Attorney General explained, shelf-space

agreements "benefit the mutual fund complexes and these broker-dealers to the detriment of mutual fund investors." *Id.* at ¶ 8. Defendants' increased compensation based on these programs resulting from asset-based advisory and 12b-1 fees was not justified by any increase in the quality or nature of the services that they provided to the Funds. As such, Defendants received "something for nothing," demonstrating that their fees were excessive.

6. The Shelf-Space programs allowed Defendants to receive benefits by using Fund assets to offset what should have been their out-of-pocket expenses, while the advisory fees Defendants charged were excessive because they were not reduced to reflect the fall-out benefits they received.

7. In addition, Defendants caused the Funds to make "Soft Dollar" commission payments to brokers, through which brokers were paid commissions at a rate that exceeded the normal rate for effectuating portfolio transactions, in return for services (such as research) that would normally be provided by the adviser and for which the adviser was already being paid. These Soft Dollar commissions were utilized by Defendants to shift significant expenses from the investment advisers to the Funds and their investors without any corresponding offset in the level of the management fee.

8. Furthermore, the Directors of the Funds failed to satisfy their duty to independently and conscientiously evaluate the Funds' 12b-1 and advisory fee arrangements, a factor which strongly supports a finding of fee excessiveness. The Directors were unable to perform their duties as the "watchdogs" of the Funds because they failed to obtain enough information adequately to evaluate the Funds' distribution fees as required by Rule 12b-1. As a result of the Directors' failure to be adequately informed, they were unable to evaluate whether Defendants' use of Fund assets for Shelf-Space agreements was in the Funds' and their investors' best interest and whether the fees being charged were excessive. Moreover, the

increase in the Funds' net assets, accompanied by an increase in the expense ratios and Defendants' failure to reduce their fees, were red flags which the Directors disregarded. As a result, the Directors did not perform their duties as "watchdogs" of the Funds because they failed to ensure that any economies of scale that were being realized from the increase in Fund assets were passed to the Funds and their investors. The Directors' failure to satisfy their duties resulted in excessive fees being charged to the Funds that were disproportionate to the services rendered and were not the product of arm's-length bargaining.

JURISDICTION AND VENUE

9. The claims asserted herein arise under and pursuant to Sections 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-35(b) and 80a-47(a).

10. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43.

11. Many of the acts charged herein, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many shareholders reside within this District. Defendants Franklin Mutual Advisers, LLC ("Franklin Mutual Advisers") and Franklin Advisory Services, LLC ("Franklin Advisory Services") were at all relevant times, and still are, headquartered in this District.

PARTIES

Plaintiffs

12. Plaintiff Stephen R. Alexander IRA held as of March 2, 2004 and currently owns Class A shares or units of the Templeton Foreign Fund and has been damaged by the conduct alleged herein.[1]

13. Plaintiff Cathy Wilcox held as of March 2, 2004 and continues to own Class C shares or units of the Franklin Mutual Discovery Fund and Mutual Beacon Fund and has been damaged by the conduct alleged herein.

14. Plaintiff Rex Wilcox held as of March 2, 2004 and continues to own Class C shares or units of the Mutual European Fund, Franklin Small Cap Growth II Fund and Templeton Growth Fund and has been damaged by the conduct alleged herein.

15. Plaintiff Mark A. Xavier held as of March 2, 2004 and continues to own Class A shares or units of the Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund and has been damaged by the conduct alleged herein.

16. Plaintiff Katherine Xavier held as of March 2, 2004 and continues to own Class A shares or units of the Franklin AGE High Income Fund, Franklin U.S. Government Securities Fund, Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund and has been damaged by the conduct alleged herein.

17. Plaintiff Scott Aultman held as of March 2, 2004 and continues to own Class A shares or units of the Mutual Shares Fund and has been damaged by the conduct alleged herein.

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[1] Mr. Alexander held in his IRA shares of the Templeton Foreign Fund on March 2, 2004 and also currently holds shares. However, during this time period, Mr. Alexander's broker inadvertently sold Mr. Alexander's IRA Templeton Foreign Fund shares but later repurchased shares in this Fund.

18. Plaintiff Philip Glaspey held as of March 2, 2004 and continues to own Class A shares or units of the Franklin Small Cap Growth II Fund and has been damaged by the conduct alleged herein.

The Parent Company

19. Defendant Franklin Resources, Inc. ("Franklin Resources") is a California-based corporation and maintains its corporate headquarters at One Franklin Parkway, Building 920, San Mateo, CA 94403. Franklin Resources, through its subsidiaries, provides retail and institutional asset management services throughout the world under the trade name Franklin Templeton Investments. Franklin Resources is the ultimate parent of all of the defendants bearing the Franklin and/or Templeton names. In 2003, Franklin Resources had $189.5 billion in assets under management with approximately 14.2 million billable shareholder accounts worldwide. Franklin Resources' securities trade on the New York Stock Exchange under the symbol "BEN."

The Investment Advisers

20. Defendant Franklin Advisers, Inc. ("Franklin Advisers") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Franklin Advisers, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Advisers is located at One Franklin Parkway, San Mateo, CA 94403.

21. Defendant Templeton/Franklin Investment Services, Inc. ("Templeton/Franklin Investment"), is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Templeton/Franklin Investment, along with the other Investment Adviser Defendants, was responsible for overseeing

the day-to-day management of the Franklin Funds. Templeton/Franklin Investment is located at One Franklin Parkway, San Mateo, CA 94403.

22. Defendant Franklin Mutual Advisers is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Franklin Mutual Advisers, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Mutual Advisers is located at 51 John F. Kennedy Parkway, Short Hills, NJ 07078.

23. Defendant Templeton Global Advisors Limited ("Templeton Global Advisors") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Templeton Global Advisors, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Templeton Global Advisors is located at Lyford Cay, Nassau, Bahamas.

24. Defendant Franklin Investment Advisory Services, Inc. ("Franklin Investment Advisory Services") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Franklin Investment Advisory Services, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Investment Advisory Services is located at 777 Mariners Island Blvd., San Mateo, CA 94404.

25. Defendant Fiduciary International, Inc. ("Fiduciary International") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment

Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Fiduciary International, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Fiduciary International is located at 600 Fifth Ave., New York, NY 10020.

26. Defendant Franklin Advisory Services is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Franklin Advisory Services, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Advisory Services is located at One Parker Plaza, 16th Floor, Fort Lee, NJ 07024.

27. Defendant Templeton Investment Counsel, LLC ("Templeton Investment Counsel") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the relevant time period. During this period, Templeton Investment Counsel, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Templeton Investment Counsel is located at 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394.

28. Franklin Advisers, Templeton/Franklin Investment, Franklin Mutual Advisers, Templeton Global Advisors, Franklin Investment Advisory Services, Fiduciary International, Franklin Advisory Services, and Templeton Investment Counsel are herein collectively known as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

The Distributors

29. Defendant Franklin/Templeton Distributors, Inc. ("Franklin Templeton Distributors"), a wholly-owned subsidiary of Franklin Resources, acts as the principal underwriter and distributor of shares of most of Franklin Resources' U.S.-registered, open-end mutual funds.

30. During fiscal year 2003, Defendant Templeton/Franklin Investment Services ("TFIS") served as principal underwriter and distributor for several of the Franklin Funds.

31. Defendants Franklin Templeton Distributors and TFIS are referred to collectively herein as the "Distributor Defendants." The Distributor Defendants earn their underwriting and distribution fees primarily by distributing the Franklin Funds pursuant to distribution agreements between Franklin Templeton Distributors or TFIS and the Franklin Funds.

SUBSTANTIVE ALLEGATIONS

Defendants Breached Their Duties By Charging Excessive Fees Not Reasonably Related To The Services Provided

32. The fees charged to a mutual fund and its investors should be the equivalent of fees that would have been negotiated within the bounds of arm's-length bargaining. Directors are responsible for negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors, in that such fees must be reasonably related to the services provided.

33. Congress has fortified Directors' duties by adopting Section 15(c) of the Investment Company Act, requiring Directors to be adequately informed of the terms of any investment advisory contracts, and giving them the authority to demand documents and other information from investment advisers in order to make informed and independent decisions when evaluating such contracts. *See* 15 U.S.C. § 80a-15(c). However, as alleged below, the

Directors were beholden to the Investment Adviser Defendants and thus failed adequately to inform themselves or negotiate lower advisory and distribution fees with the Investment Adviser Defendants. Furthermore, the Directors failed to hold the Investment Adviser Defendants accountable for revenue sharing agreements entered into by them with various brokerage firms or for other Shelf-Space payments for which the Investment Adviser and Distributor Defendants charged the Funds, and therefore their investors, excessive fees and commissions. The Directors also neglected to supervise the Investment Adviser and Distributor Defendants to assure that Fund assets were not misused to the Funds' and the investors' detriment.

The Excessive Fees At Issue

34. **Investment Advisory Fees**: Investment advisory fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallels this growth. Directors are charged with ensuring that such growth does not result in a windfall to advisers where commensurate services are not provided. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, *i.e.,* choosing the securities in which a mutual fund should invest and conducting the operations required to support the management of the portfolio, and include the overhead and administrative costs involved in conducting the business of the investment adviser.

35. **Rule 12b-1 Fees**: SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets, but only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its investors. Distribution fees are comprised of fees paid to the Distributor Defendants for marketing and selling fund shares, including compensation for advertising, the printing and mailing of prospectuses and sales literature to investors, and payments to brokers and others who sell fund shares. Like the investment advisory fees, 12b-1 fees are calculated as

a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

36. **Service Fees And Administrative Fees:** Service and administrative fees are paid to persons to respond to investor inquiries, furnish investors with information about their investments, and to provide other services required to enable the functioning of the fund. These two types of fees may pay for similar expenses or may significantly overlap, as described more fully below. Unlike distribution fees, a fund may pay shareholder service and administrative fees without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to manipulation by the Investment Advisers. Like the investment advisory fees and the 12b-1 fees, the service and administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

37. **Transfer Agency Fees:** Transfer agency fees are paid to an in-house, affiliated or independent third party to handle sales and redemptions of fund shares, maintain shareholder records, compute the net asset value (the "NAV") of the fund daily, and pay out dividends and capital gains. Like the investment advisory fees, the 12b-1 fees and the administrative/service fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

38. These fees are the principal components of a fund "expense ratio", which is the ratio of total expenses to net assets. The expense ratio determines the Fund's efficiency and cost effectiveness, and consequently a lower number is desirable because it reflects higher total returns.[2]

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[2] These fees are often measured in basis points. A basis point "bp" is one-hundredth of a percentage point (0.01%). For example, 10bp of $1 billion equals $1 million.

Factors That Show The Fees Charged To The Franklin Funds And Their Investors Were Not Reasonably Related To The Services Provided Them And Were Excessive

39. Courts recognize that certain factors indicate that fees are excessive. In particular, the following factors bear on whether the adviser and its affiliates are charging excessive fees to the funds and their investors:

- the nature and quality of services being paid for by the fund and its investors;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the advisers receive, which are those benefits other than the advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;
- what fees other fund families or funds within the same fund family charge for similar services to similar mutual funds;
- whether economies of scale were passed to the funds and their investors or kept by the investment adviser; and
- whether the funds' directors or trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements.

40. These factors demonstrate that the fees charged to the Franklin Funds and their investors were not reasonably related to the services provided and were excessive.

The Investment Adviser Defendants' Revenues Significantly Increased During The Relevant Time Period

41. During the relevant period, the Investment Adviser Defendants profited tremendously from the significant inflow of assets under management. For example, between 2003 to 2005, the amount of Fund assets under management increased from \$189.5 to \$259.7

billion. Morningstar.com, *Franklin/Templeton Investments Fund Family Snapshot*, Feb. 28, 2006, http://quicktake.morningstar.com (password required). Franklin Resources, the parent company of the Investment Adviser Defendants, had its assets under management rise 25% in the fiscal fourth quarter ending September 30, 2005, boosting earnings by 78%. In that same quarter, investment management fees increased to $655.3 million, a 28% increase from the prior year. *Franklin Resources Earnings Jump 78 Percent*, Reuters, Oct. 27, 2005.

42. These profits were the result of the huge windfall Defendants received from charging disproportionately excessive fees to the Funds and their investors and failing to pass the economies of scale on to them. When looking at the fees charged by the biggest mutual fund companies, the excessiveness of the fees charged by Defendants becomes even more apparent. According to a recent industry survey of all the funds offered by the 50 biggest fund complexes, Templeton Growth Fund and Templeton Foreign Fund had some of the highest fees in the industry. FundExpenses.com, Top 50 Funds By Yearly Total Fees, http://www.fundexpenses.com/root/data/OverviewData/Top50FundsByTotalFees. htm (last visited Mar. 9, 2006). Templeton Growth Fund ranked 18th out of 50 in terms of total fees charged to the Funds, taking in over $251.3 million in fees. *Id.* Templeton Foreign Fund ranked 24th out of 50, taking in over $213.5 million in total fees. *Id.* Defendants were able to retain and significantly profit from these excessive fees because of their failure to pass on economies of scale.

The Economies Of Scale Were Not Passed To Investors

43. While Defendants were profiting from the Funds' growth, they failed to pass the economies of scale generated from such growth to the Funds and their investors. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), *as reprinted in* 1970 U.S. Code Cong. & Ad. News, at 4901-02.

44. Many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee, United States Congress, *The Mutual Fund Industry: An Overview and Analysis* 19 (2002) (citing William Baumol, *The Economics of Mutual Fund Markets: Competition Versus Regulation* 186, 190 (Kluwer Academic 1990)), *available at* http://www.house.gov/jec/mutual2/pdf.

45. The growth of assets under management by the Investment Adviser Defendants has generated substantial economies of scale which, to the great benefit of the Investment Adviser and Distributor Defendants, have not been passed on to the Funds and their investors through lower fees. Instead, Defendants have retained these economies of scale for themselves as a windfall and continued charging greatly increased expenses without providing additional commensurate services.

46. Between 2000 and 2004, Templeton Foreign Fund's Class A's assets increased from $11.5 billion to $13.0 billion, but at the same time its expense ratio increased from 1.15% to 1.23%.[3] As noted by Morningstar, "since its asset base, at $15.2 billion [which includes assets

[3] Templeton Foreign Fund, annual report for the fiscal year ending Aug. 31, 2004 (Form N-CSR) (Oct. 29, 2004).

from all share classes], is larger than its typical peer, expenses could come down further." Morningstar.com, *Stewardship Grade: Templeton Foreign Fund*, Aug. 23, 2004, http://quicktake.morningstar.com (password required).

47. In addition, between 2000 and 2004, the Mutual Discovery Fund's Class A's assets increased from $877,528,000 to $2.1 billion, but the expense ratio remained at 1.42%.[4] As noted by Morningstar, "we're not pleased with the fund's fees. Franklin bought the Mutual Series funds, including this one, in 1996. It promptly closed the old, inexpensive, no-load share class to most investors and opened loaded share classes with steeper expense ratios. Further, the fund's expense ratio has crept up a bit since Franklin purchased it, despite an increase in assets." Morningstar.com, *Stewardship Grade: Mutual Discovery Fund Z*, Dec. 22, 2005, http://quicktake.morningstar.com (password required).

48. Templeton Growth Fund is another fund which failed to pass on economies of scale to its investors. Between 2002 and 2004, the Fund's Class B shares move than doubled in size from $166,015,000 to $433,467,000, but its expense ratio remained at 1.85%.[5] At the same time, its Class C share assets also increased significantly, from $897,067,000 to $1.4 billion, and its expense ratio also increased from 1.84% to 1.85%.[6]

49. The Mutual Beacon Fund's expense ratios also increased as assets under management swelled. As Morningstar noted, "we're not pleased with the fund's fees. Franklin bought the Mutual Series funds, including this one, in 1996. It promptly closed the old,

[4] Mutual Discovery Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 1, 2005).

[5] Templeton Growth Fund, annual report for the fiscal year ending Aug. 31, 2004 (Form N-CSR) (Oct. 29, 2004).

[6] *Id.*

inexpensive, no-load share class to most investors and opened loaded share classes with steeper expense ratios. Further, the fund's expense ratio has crept up bit by bit since Franklin purchased it." Morningstar.com, *Stewardship Grade: Mutual Beacon Z*, Dec. 12, 2005, http://www.quicktake.morningstar.com (password required). Between 2002 and 2004, Mutual Beacon Fund's Class A shares increased in assets from $918,983,000 to $1.4 billion, with its expense ratio also increasing from 1.15% to 1.18%.[7] Mutual Beacon Fund's Class C's assets increased during the same period from $443,683,000 to $658,813,000 and its expense ratio increased from 1.79% to 1.83%.[8]

50. Mutual European Fund Class A shares doubled between 2001 and 2004, from $254,632,000 to $545,120,000, but its expense ratio increased from 1.40% to 1.42%.[9] Morningstar noted, "the fund's expense ratio has crept up a bit since Franklin purchased it, despite an increase in assets." Morningstar.com, *Stewardship Grade: Mutual European Z*, Aug. 1, 2004, http://www.quicktake.morningstar.com (password required).

51. Similarly, between 2002 and 2004, Franklin AGE High Income Fund Class A's assets increased from $2 billion to $2.1 billion.[10] However, during the same period of time its expense ratio remained at .75%.[11]

[7] Mutual Beacon Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 1, 2005).

[8] *Id.*

[9] Mutual European Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 1, 2005).

[10] Franklin AGE High Income Fund, annual report for the fiscal year ending May 31, 2005 (Form N-CSR) (July 27, 2005).

[11] *Id.*

52. Between 2002 and 2004, Mutual Shares Fund Class A's assets grew from $1.5 billion to $2.9 billion and during the same period, its expense ratio increased from 1.14% to 1.16%.[12]

53. Templeton World Fund Class A's assets also grew between 2002 and 2004, from $6.1 billion to $6.9 billion, yet during the same period of time its expense ratio increased from 1.08% to 1.11%.[13]

54. It becomes even more clear that the fees charged to the Franklin Funds and their investors were excessive when looking at fees paid by investors in funds of comparable sizes. As evidenced above, the dramatic growth of the Franklin Funds has not benefited investors in the form of lower fees. This is illustrated by the fact that the Franklin Funds' expense ratios are significantly higher than those of large-size benchmark funds, further demonstrating that economies of scale were not being passed to investors by Defendants. The chart below shows that the Investment Adviser and Distributor Defendants charged fees to the Funds and their investors that were higher than comparable funds, which due to their size have similar costs and experience similar economies of scale:

[12] Mutual Shares Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 1, 2005).

[13] Templeton World Fund, annual report for the fiscal year ending Aug. 31, 2005 (Form N-CSR) (Oct. 28, 2005).

Comparison of the 2003 Expense Ratios for the Franklin Funds to the CRSP Value-Weighted Benchmark of Same-Size Funds[14]

Fund Name	Strategic Objective	Amount by which the Franklin Funds' Expense Ratio Exceeded the Expense Ratio for Benchmark Funds
Franklin Blue Chip Fund	Growth & Income	52
Franklin U.S. Govt Securities Fund	Govt. Mortgage-Backed	45
Franklin Small Cap Growth II Fund	Small Company Growth	32
Mutual Beacon Fund	Growth & Income	74
Mutual Discovery Fund	Global Growth	51
Mutual European Fund	European Equity	21
Mutual Shares Fund	Growth & Income	96
Templeton Foreign Fund	International Growth	46
Templeton Growth Fund	Global Growth	54
Templeton World Fund	Global Growth	20

55. According to Russell Kinnel, director at Morningstar, "[p]otential savings have been eaten up by fees that fund firms pay to brokerages and other middlemen to sell their products." He notes that "some fund groups with lower-than-average expense[s] in 1989, like Fidelity and T. Rowe Price, are still working to lower them, while expenses at . . . Franklin Templeton have risen more than 40 basis points since then." Peter Bucci, *Fund Fees Spark Debate,* Aug. 16, 2005, http://www.ignites.com (password required). The economies of scale that should have been passed on to Franklin shareholders were instead used to pay for arrangements with brokers.

[14] University of Chicago's Center for Research in Securities Prices ("CRSP") Benchmark in this chart is the value weighted (weights obtained using the monthly asset valuation for each fund) average of all funds in the same size quartile that had the same CRSP Strategic Objective Designation. CRSP assigns each fund one of 187 Strategic Insight Fund Objective Codes based on its investment strategy. The results in this chart are for the A, B and C Classes of each Fund only, and are presented in terms of difference, defined as follows: Franklin Funds Expense Ratio Levels Minus Benchmark Expense Ratio Levels. Thus, a positive value denotes Franklin Funds expense ratios that are higher than industry benchmark averages.

THE FEES CHARGED WERE NOT REASONABLY RELATED TO SERVICES PROVIDED TO THE FRANKLIN FUNDS AND THEIR INVESTORS

The Investment Adviser Defendants Placed The Expense Of Revenue Sharing Payments On The Funds And Their Investors

56. The Investment Adviser and Distributor Defendants also charged excessive fees by charging the Funds and their investors for such Defendants' out-of-pocket revenue sharing expenses. Revenue sharing arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. Smita Madhur, *Revenue Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.html. Here, for example, one brokerage firm predicted that as a result of its revenue sharing arrangements, Franklin Funds and other fund complexes that participated in the revenue sharing program would realize a 58% increase in mutual fund sales and would capture 80% of non-proprietary mutual fund sales. Complaint at ¶ 29, *State v. Franklin/Templeton Distribs., Inc.*, No. 04A504637 (Cal. Super. Ct. Nov. 14, 2004).

57. The same type of increase in inflows was also noted by Defendants regarding their new revenue sharing relationship with Edward Jones. According to Franklin Chief Financial Officer, Jim Baio, "[t]he big story was kicking off our partnership with Edward Jones …We're very encouraged by the flows we're seeing from such a strong dealer." He further noted that the impact of the relationship had been "fairly dramatic." Alison Sahoo, *Edward Jones Deal Drives Franklin Growth*, Oct. 31, 2005, http://www.ignites.com (password required).

58. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and excessive fees levied upon shareholders.

59. Defendants participated in revenue sharing programs with at least 100 brokerages such as Edward Jones, Salomon Smith Barney, UBS, Chase Investment Services Corp., Linsco/Private Ledger, Piper Jaffray, Wells Fargo and Wachovia Securities. Complaint at ¶ 25,

Franklin/Templeton Distribs., Inc., No. 04A504637. From January 1, 2000 to November 17, 2004, Defendants spent at minimum $147 million on revenue sharing arrangements, approximately $63 million of which was attributable to directed brokerage payments. *Id.* at ¶ 27. As part of these programs, Defendants used fund assets to sponsor sales contests and provided other financial incentives to brokers to push Franklin Funds. These payments to brokers increased the fees levied on the Funds and their investors because the Investment Adviser Defendants, in determining the amount they would charge for their advisory fees, accounted for the costs of the revenue sharing agreements for which they paid broker-dealers and others, in order to ensure the recovery of their full profit ***after*** the revenue sharing payments were made.

The Investment Advisory Fees Were Excessive Because They Were Not Reasonably Related To The Services Provided To The Funds Or Their Investors

60. A recent report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. Cerulli Associates, *Mutual Fund Revenue Sharing: Current Practices and Projected Implications* (2005). The advisory fee can be inflated in order to finance the adviser's revenue sharing obligations and, as shown herein, the Investment Adviser Defendants did just this with respect to the Franklin Funds.

61. However, investment advisory fees are meant to cover management of the invested funds. This includes management and administrative activities related to managing the fund's portfolios. Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

62. The investment advisory fees used for revenue sharing do not fit either of these categories. Revenue sharing expenses are not supposed to be borne by funds and their investors as they are not management or traditional advisory expenses. Furthermore, the revenue sharing

payments may benefit the Investment Adviser Defendants, but do not benefit the Funds or their investors.

63. The SEC has expressed concern over these practices, stating that, "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441 n.21 (Feb. 10, 2004) (to be codified at 17 C.R.F. pts. 239, 240 and 274).

64. The nature of Defendants' revenue sharing program was such that it strongly incentivized broker-dealers to expand their marketing efforts on behalf of the Franklin Funds. As a result of such activities, the aggregate net assets—against which the management fees were charged on a percentage basis—increased, with a consequent increase in the dollar amount of the advisory fees. The Investment Adviser Defendants therefore received "something for nothing" from the Funds and their investors because the fees were not the result of any increase or improvement in the services being provided, and did not reflect any legitimate increase in the cost of the services being provided to the advisers and their affiliates.

65. In addition, the advisory fee payments made by the Funds and their investors that were utilized for revenue sharing were charged in violation of Rule 12b-1. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution

practices, such as revenue sharing, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources . . . 'if *any allowance* were made in the investment adviser's fee to provide money to finance distribution.'" Investment Company Institute, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing Payment of Asset-Based Sales Loads By Registered Open-End Management Investment Companies, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent limits placed on such distribution payments by Rule 12b-1.

Defendants Received Massive 12b-1 Fees But Provided No Benefit To The Franklin Funds Or Their Investors In Return

66. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." 17 C.F.R. § 270.12b-1. Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). The directors may continue the plan

"only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) (15 U.S.C. 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e). As noted above, Rule 12b-1 fees are assessed as a percentage of assets under management and, accordingly, grow proportionately with the size of the Funds.

67. The exceptions to the Rule 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the presumption that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be passed along from fund managers to its investors. However, as alleged above, the increase in the size of the Funds did not result in economies of scale being passed on to the Funds and their investors.

68. The Distributor Defendants, as affiliates of the Investment Adviser Defendants, were similarly obligated by fiduciary duty to the Funds and their investors with respect to the fees they received. The Distributor Defendants were the recipients of 12b-1 fees, but took no measures to assure that the fees were reasonably related to the services provided to the Funds or their investors.

69. Additionally, the 12b-1 fees charged to the Franklin Funds and their investors were higher than those charged by comparable funds. As illustrated below, Defendants charged 12b-1 fees that were significantly higher than comparable funds:

Comparison of the 2003 12b-1 fees for the Franklin Funds to the Value Weighted CRSP Benchmark of All Funds[15]

Fund Name	Strategic Objective	Amount by which the Franklin Funds' 12b-1 Fees Exceeded the 12b-1 Fees for Benchmark Funds
Franklin AGE High Income Fund	Corporate High Yield	9
Franklin Blue Chip Fund	Growth & Income	63
Franklin DynaTech Series Fund	Technology Fund	49
Franklin US Govt Securities Fund	Govt. Mortgage-Backed	33
Franklin Small Cap Growth II Fund	Small Company Growth	62
Mutual Beacon Fund	Growth & Income	63
Mutual Discovery Fund	Global Growth	50
Mutual European Fund	European Equity	62
Mutual Shares Fund	Growth & Equity	63
Templeton Foreign Fund	International Growth	61
Templeton Growth Fund	Global Growth	47
Templeton World Fund	Global Growth	47

The Fees Were Excessive In Relation To The Quality And Nature Of The Services Provided

70. Defendants cannot justify their high fees by arguing that their managers and analysts are superior. The performance of these Funds was not up to par with that of other similar funds in the industry and thus could not justify the higher fees. For example, according to Bloomberg.com's current ranking of funds by sector, Templeton Foreign Fund Class A ranks 731st out of 855 funds in the International Equity Funds sector.[16] Other examples include:

[15] The CRSP Benchmark in this chart is the value weighted average of all funds that had the same CRSP Strategic Objective Designation. The results in this chart are for the A, B and C Classes of each Fund only, and are presented in terms of difference, defined as follows: 12b-1 fees charged to Franklin Funds Minus Benchmark 12b-1 fees. Thus, a positive value denotes Franklin Funds 12b-1 fees that are higher than industry benchmark averages.

[16] Bloomberg.com, Charts & Analysis: Fund Center, http://www.bloomberg.com (enter "TEMFX" in "Rank Your Fund" field) (last visited Mar. 9, 2006).

- Mutual European Fund Class C ranked 46th out of 84 funds in the Region-European Funds sector;[17]
- Franklin U.S. Government Securities Fund Class A ranked 103rd out 151 funds in the Asset Based Securities sector;[18]
- Franklin Blue Chip Fund Class A ranked 73rd out 105 funds in the Blue Chip sector;[19]
- Franklin DynaTech Fund Class A ranked 208th out of 240 funds in the Technology sector.[20]

71. The lack of superior performance has also been noted by industry analysts that have questioned some of Franklin Funds' one year returns and why there has been such a decline. Alison Sahoo, *Franklin's Growth Push May Prove Difficult*, Oct. 6, 2005, www.ignites.com (password required).

The Advisory Fees Were Excessive Because The Size Of The Funds Resulted In The Investment Adviser Defendants Effectively Changing To Passive Investment Management But Still Charging Investors For Active Investment Management

72. The Franklin Funds, such as Templeton Foreign Fund and Templeton Growth Fund, held such a large number of stocks that they began to function more like an index fund. Large asset size causes mutual funds to act similarly to index funds because as the funds grow,

---

[17] Bloomberg.com, Charts & Analysis: Fund Center, http://www.bloomberg.com (enter "TEURX" in "Rank Your Fund" field) (last visited Mar. 9, 2006).

[18] Bloomberg.com, Charts & Analysis: Fund Center, http://www.bloomberg.com (enter "FKUSX" in "Rank Your Fund" field) (last visited Mar. 9, 2006).

[19] Bloomberg.com, Charts & Analysis: Fund Center, http://www.bloomberg.com (enter "FKBCX" in "Rank Your Fund" field) (last visited Mar. 9, 2006).

[20] Bloomberg.com, Charts & Analysis: Fund Center, http://www.bloomberg.com (enter "FKDNX" in "Rank Your Fund" field) (last visited Mar. 9, 2006).

managers have to increase their number of holdings so they do not have too much money in any one stock. They increase their number of holdings to prevent any trouble with trading in and out of their positions. Most funds need no more than 50 stocks to be well diversified, after which they begin behaving like an index fund. Lewis Braham, *How to Spot A Closet Index Fund*, Business Week, Sept. 6, 2004.

73. "Closet indexing" occurs when a fund company, such as Franklin, has a significant amount of assets and it becomes risk averse, preferring to follow the index rather than make large bets that can either result in significant returns or significant losses for investors. *Id.* However, index funds charge lower fees than actively managed funds. As a result, the advisory fees charged to Franklin Funds and their investors were excessive relative to the quality of services they were receiving.

74. The SEC has given the following explanation of what index funds are and why they have lower fees:

> The management of index funds is more "passive" than the management of non-index funds, because an index fund manager only needs to track a relatively fixed index of securities. This usually translates into less trading of the fund's portfolio, more favorable income tax consequences (lower realized capital gains), and lower fees and expenses than more actively managed funds.

Securities and Exchange Commission, Index Funds, *available at* http://www.sec.gov/answers/indexf.htm (last visited Mar. 6, 2006).

75. Yet despite the Franklin Funds' increased growth resulting in their behaving as index funds, which traditionally charge a significantly lower management fee, Franklin Funds' investors were still paying a management fee which was no longer justified given the changing character of the Funds. Specifically, the numbers below show that Franklin Funds' return

performance differed little from the S&P index return over the period of January 2002 through December 2003, and that Franklin Funds' movement significantly followed the S&P 500.

Correlation Between the Monthly Returns on the Franklin Funds and the S&P 500 Index from January 2002 through December 2003

Fund Name	Correlation Coefficient[21]	Total Net Assets as of 12/03
Franklin AGE High Income/A shares	0.96	$2.324 billion
Franklin AGE High Income/B shares	0.95	$218.1 million
Franklin AGE High Income/C shares	0.96	$482.8 million
Franklin Blue Chip/A shares	0.99	$174.6 million
Franklin Blue Chip/B shares	0.99	$23.6 million
Franklin Blue Chip/C shares	0.99	$46.9 million
Franklin DynaTech Series/A shares	0.94	$631.5 million
Franklin DynaTech Series/B shares	0.94	$13.4 million
Franklin DynaTech Series/C shares	0.94	$76.0 million
Franklin Small Cap Growth II/A shares	0.89	$977.4 million
Franklin Small Cap Growth II/B shares	0.89	$128.4 million
Franklin Small Cap Growth II/C shares	0.89	$215.1 million
Franklin US Govt Securities/A shares	0.89	$7.047 billion
Franklin US Govt Securities/B shares	0.90	$650.9 million
Franklin US Govt Securities/C shares	0.90	$751.3 million
Mutual Beacon Fund/A shares	0.84	$1.30 billion
Mutual Beacon Fund/B shares	0.84	$155.4 million
Mutual Beacon Fund/C shares	0.84	$579.6 million
Mutual Discovery Fund/A shares	0.80	$1.437 billion
Mutual Discovery Fund/B shares	0.80	$115.6 million
Mutual Discovery Fund/C shares	0.80	$725.2 million
Mutual European Fund/A shares	0.77	$416.9 million
Mutual European Fund/B shares	0.77	$38.5 million
Mutual European Fund/C shares	0.77	$166.5 million
Mutual Shares Fund/A shares	0.86	$2.337 billion
Mutual Shares Fund/B shares	0.86	$444.3 million
Mutual Shares Fund/C shares	0.86	$1.271 billion
Templeton Foreign Fund/A shares	0.87	$12.039 billion
Templeton Foreign Fund/B shares	0.87	$176.1 million
Templeton Foreign Fund/C shares	0.87	$1.099 billion
Templeton Growth Fund/A shares	0.90	$15.023 billion
Templeton Growth Fund/B shares	0.90	$364.7 million
Templeton Growth Fund/C shares	0.90	$1.288 billion

Fund Name	Correlation Coefficient[21]	Total Net Assets
Templeton World Fund/A shares	0.92	$7.109 billion
Templeton World Fund/B shares	0.92	$44.4 million
Templeton World Fund/C shares	0.92	$302.0 million

76. Franklin Funds' similarity to index funds is also illustrated by looking at the Funds' "R-squared" figures. The R-squared figure measures a fund's movements against its particular benchmark index on a scale ranging from 1 to 100. An S&P 500 index fund will have an R-squared number very close to 100 because the fund mirrors the index. A fund with a low R-squared number is moving out of sync with its index. "A number above 90 indicates that it's pretty close to the S&P index [or the respective index tracked by the fund]." Russel Kinnel, *Fund Spy: How to Diversify With Big Funds,* Sept. 9, 2002, http://news.morningstar.com (password required).

77. For example, the following Franklin Funds have high R-squared numbers, which indicate their similarity to particular indexes:

- Templeton Foreign Fund has an R-squared figure of 92 to the MSCI EAFA Index. Morningstar.com, Templeton Foreign Fund: Risk Measures, http://quicktake.morningstar.com (password required) (last visited Mar. 9, 2006)
- Templeton Growth Fund has an R-squared figure of 90 to the MSCI EAFA Index. Morningstar.com, Templeton Growth Fund: Risk Measures; http://quicktake.morningstar.com (password required) (last visited Mar. 9, 2006)

[21] The correlation coefficient is a number between 0 and 1 which illustrates the relationship between the performance of two Funds. In this case, a correlation coefficient of 1 would indicate that the Franklin Fund's performance exactly mirrors the performance of the S&P 500 Index. Each of the correlation coefficients in this column is statistically significant at a 1% level.

- Franklin Blue Chip Fund has an R-squared figure of 96 to the S&P 500 Index. Morningstar.com, Franklin Blue Chip Fund: Risk Measures; http://quicktake.morningstar.com (password required) (last visited Mar. 9, 2006);
- Franklin U.S. Government Securities Fund has an R-squared figure of 95 to the LB Mortgage Backed Index. Morningstar.com, Franklin U.S. Government Securities Fund: Risk Measures, http://quicktake.morningstar.com (password required) (last visited Mar. 9, 2006);
- Franklin AGE High Income Fund has an R-squared figure of 95 to Credit Suisse High Yield Index. Morningstar.com, Franklin AGE High Income Fund: Risk Measures, http://quicktake.morningstar.com (password required) (last visited Mar. 9, 2006);
- Templeton World Fund has an R-squared figure of 92 to the MSCI AC World Index. Morningstar.com, Templeton World Fund: Risk Measures, http:// quicktake.morningstar.com (password required) (last visited Mar. 9, 2006); and
- Franklin Dynatech Fund has an R-squared figure of 90 to the ArcaEx Tech Index. Morningstar.com, Franklin Dynatech Fund: Risk Measures, http://quicktake.morningstar.com (password required) (last visited Mar. 9, 2006).

78. Yet, at the same time, the Franklin Funds had significantly higher expense ratios than those of the benchmark index funds:

Comparison of the 2003 Expense Ratios and 12b-1 Fees of the Franklin Funds to the CRSP Value-Weighted Benchmark of Index Funds[22]

Fund Name	Strategic Objective	Amount by Which the Franklin Funds' Expense Ratio Exceeded the Expense Ratio of the Benchmark Funds	Amount by Which the Franklin Funds' 12b-1 fees Exceeded the 12b-1 fees of the Benchmark Funds
Franklin AGE High Income Fund	Corporate High Yield	NA[23]	NA
Franklin Blue Chip Fund	Growth & Income	172	76
Franklin DynaTech Series Fund	Technology Funds	76	64
Franklin Small Cap Growth II Fund	Small Company Growth	133	73
Franklin US Govt Securities Fund	Govt. Mortgage-Backed	NA	NA
Mutual Beacon Fund	Growth & Income	136	76
Mutual Discovery Fund	Global Growth	47	78
Mutual European Fund	European Equity	116	71
Mutual Shares Fund	Growth & Income	135	76
Templeton Foreign Fund	International Growth	124	74
Templeton Growth Fund	Global Growth	28	74
Templeton World Fund	Global Growth	26	74

79. According to a recent study by Ross Miller, a risk consultant and former finance professor at Boston University, big funds tend to have a portion of their funds passively managed, like an index fund. The percentage of a fund's assets that is being passively managed can indeed be determined. Miller's analysis demonstrates that this passively managed portion is analogous to an index fund, while the remainder of the fund's assets are aggressively managed by a manager trying to beat the market. His results raise the question of, "why should an investor have to pay a full management fee on the portion of an investor's money that is not

[22] The CRSP Benchmark in this chart is the value weighted average of all index funds which are all funds which have the word "index," "indx," "idx" or "indexed" in the fund name. The results in this chart are for the A, B and C Classes of each Fund only, and are presented in terms of difference, defined as follows: Franklin Funds Expense Ratio or 12b-1 Levels Minus Benchmark Expense Ratio or 12b-1 Levels. Thus, a positive value denotes Franklin Funds expense ratios or 12b-1 fees that are higher than industry benchmark averages.

[23] "NA" indicates that there were no index funds with these funds' strategic objectives.

being actively managed?" Jason Zweig, *Funds: How Much You're Really Paying*, Money Magazine, Nov. 2005.[24]

80. Likewise, Franklin Funds have grown so large that only a portion of the Funds is actively managed. However, the management fee reflects an amount to compensate the Investment Adviser Defendants as if the Funds were fully actively managed—which they are not. Accordingly, the advisory fee is excessive because it is disproportionate to the services rendered.

81. As a *Wall Street Journal* article recently explained: "It's just a reality that as a fund gets bigger it gets tougher for it to beat its benchmark," said Russ Wermer, a finance professor and fund researcher at the University of Maryland's Smith School of Business. Ian McDonald, *Four Mutual-Fund Firms See Cash Just Pouring In And That's Both Good and Bad: Portfolio Managers Find It Hard to Maneuver When They're Giants,* Wall Street Journal, Aug. 5, 2004.

THE INVESTMENT ADVISER DEFENDANTS FAILED TO REDUCE THEIR FEES TO RELECT OTHER BENEFITS THEY RECEIVED FROM THE FUNDS

The Investment Adviser and Distributor Defendants Failed to Reduce Their Fees to Reflect The Benefits They Recovered From Directing Brokerage to Cover Their Out-of-Pocket Expenses

82. Directed brokerage is a practice which directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage gives the investment adviser a strong incentive to use

[24] According to this article, Miller formulates the true expense ratio of a fund by taking the passively managed portion of it into consideration. For example, for the fiscal year ending in 2004, although Templeton Foreign Fund Class A stated its expense ratio was 1.23%, when considering the proportion of fund assets that is actively managed, its true expense ratio is 4.58%. Zweig, *Funds,* Money Magazine, Nov. 2005.

brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets. The SEC found that this is exactly what had happened with the Franklin Funds. In the Administrative Order dated December 13, 2004, issued with respect to Defendant Franklin Templeton Distributors, the SEC stated:

> These brokerage commissions were fund assets. FTDI [Franklin Templeton Distributors] made some payments in cash, but cash payments were an expense to FTDI. So, FTDI preferred to avoid the cost through the use of directed brokerage...
>
> * * *
>
> It was more beneficial for FTDI to pay for shelf-space with brokerage commissions than cash because FTDI was able to avoid ***using its own assets*** for the marketing expense.

SEC Order Instituting Administrative And Cease-And-Desist Proceedings, Making Findings, And Imposing Remedial Sanctions ("SEC Cease-And-Desist Order") at ¶¶ 8-9, *In the Matter of Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc.* (Dec. 13, 2004), *available at* http://www.sec.gov/litigation/admin/34-50841.htm (emphasis added).

83. By shifting their expenses to the Funds and their investors, the Investment Adviser and Distributor Defendants were able to increase their own revenues at the expense of investors. These Defendants should have reduced their advisory and 12b-1 fees to reflect the benefits they received from the use of brokerage commissions to satisfy revenue sharing arrangements. However, Defendants' failure to reduce their fees to reflect their use of fund assets resulted in their receipt of excessive advisory and 12b-1 fees.

84. The Investment Adviser and Distributor Defendants paid more in brokerage commissions than they would have if they had used cash to satisfy their revenue sharing arrangements. These Defendants and the brokerage firms had agreed ratio calculations, which increased the amount of brokerage commissions that would be needed to satisfy the cash value of

the arrangements. SEC Cease-And-Desist Order at ¶ 9, *In the Matter of Franklin Advisers, Inc.*, *supra* ¶ 82. For example, if the revenue sharing agreement contemplated Defendant Franklin Templeton Distributors would pay $100,000 in cash to a broker-dealer for Fund sales, some broker-dealers would allow this Defendant to satisfy the agreement with $130,000 in brokerage commissions pursuant to an agreed ratio of 1 to 1.3. *Id.*

85. In addition to corroding the broker-investor relationship, Defendants' use of directed brokerage commissions to pay for the Shelf-Space arrangements decreased the transparency of the Funds' and investors' costs. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants to circumvent the limits placed by the NASD on 12b-1 fees.

86. By paying the excessive commissions and directing brokerage business to participate in and satisfy Shelf-Space programs, the Investment Adviser and Distributor Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

87. The excessive commissions and directed brokerage practices caused Franklin investors to pay for services that did not benefit the Franklin Funds or their investors. In fact, the Investment Adviser Defendants and their affiliates profited from the improper use of Fund and investor assets because it resulted in an increase in the size of the Funds and, thus, the size of their asset-based fees. This increase in fees bore no reasonable relation to the services rendered.

88. The cost of revenue sharing and directed brokerage arrangements should have been borne by the Investment Adviser Defendants and their affiliates as an out-of-pocket expense instead of coming out of Fund and investor assets.

Through Their "Soft Dollar" Program, The Investment Adviser Defendants Shifted Overhead Costs To The Franklin Funds And Their Investors Without Providing Any Offset In Their Advisory Fees

89. The Investment Adviser Defendants received significant benefits by using "Soft Dollars," as defined below, to shift research costs onto investors through inflated broker commissions, while failing to reduce their advisory fees to reflect this benefit. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a ... broker ... in excess of the amount of commission another ... broker ... would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in performance of his investment decision-making responsibilities." *Id.*, Interpretative Notes and Decisions 7 (citation omitted). The commission amounts charged by brokerages to investment advisers in excess of the purchase and sales charges are known within the industry as "Soft Dollars."

90. The Investment Adviser Defendants paid excessive commissions to broker-dealers, which, insofar as they were transferred under the guise of Soft Dollars, were a sham and unjustifiable in light of the Investment Adviser Defendants' in-house research apparatus, for

which the Funds and their investors were already paying through the advisory fee. Instead, the purpose of these payments was to induce the brokers to steer their clients to the Franklin Funds. These incentives caused brokers to steer clients to the Franklin Funds regardless of the Funds' investment quality relative to other investment alternatives. By paying the excessive brokerage commissions, Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

91. The Directors did not have adequate information to measure the value to the Funds and their investors of the Soft Dollars generated. However, the amount paid by the Funds and their investors for excessive commissions was significant and the advisory fee was not reduced to reflect the benefits received by the Investment Adviser Defendants, who utilized Fund assets in the form of Soft Dollars to pay for research that was already being paid for through the advisory fee. Accordingly, the fees paid by the Funds and their investors through so-called "Soft Dollar" payments were excessive and bore no reasonable relationship to the services provided. Such fees resulted in the promotion by brokers of the Franklin Funds, thereby increasing the size of the Funds and Defendants' asset-based fees with no corresponding increase in services provided to the Funds or their investors.

The Directors' Failure To Act Independently, Conscientiously And In An Informed Manner Resulted In Defendants Charging Excessive Fees To The Funds And Their Investors

92. Mutual funds are typically created and managed by investment advisers for a profit. Investment advisers usually supervise a mutual funds' daily operations, and often select affiliated persons to serve on the Board of Directors. As former SEC Commissioner Manuel Cohen remarked when referring to testimony by investment advisers:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I

> don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. ***The investment advisor does control the fund.***

John P. Freeman, Prof. of Law, Univ. of S.C. Law School, Before the U.S. Senate Governmental Affairs Comm., Subcomm. on Fin. Mgmt., the Budget, and Int'l Security (Jan. 27, 2004) (citing Statement of Manuel Cohen, Commissioner, SEC, Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511, Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce (1967) (emphasis added)) *available at* http://hsac/senate.gov/-files/012704freeman.pdf.

93. As a result of the investment adviser's control of the fund, the relationship between investment advisers and mutual funds contains many potential conflicts of interest. This conflict arises because part of the fees the investment advisers charge, which reduce investors' returns, represents revenue and a source of profit for the investment adviser. *See* U.S. Government Accountability Office Report, Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition ("GAO Report"), at 14, 82 (2000), *available at* http://www.gao.gov/new.items/gg00126.pdf.

94. The ICA was enacted in response to concerns that mutual fund shareholders were not being adequately protected as a result of these conflicts of interest. As a result, the Directors were made responsible for overseeing the investment advisers' activities. GAO Report at 14. More specifically, the ICA requires the presence of independent Directors on the Board of Directors to review and approve the fees the funds and their investors are charged. *See* 15 U.S.C. § 80a-10(a). The Board of Directors is responsible for approving the investment advisory agreements, 12b-1 plans and fees paid to Defendants. In reviewing and approving the foregoing, the Directors are required to act in the best interest of the investors.

95. Acting in the investors' best interests requires the Directors to exercise due care in approving the fees charged to those funds that the Directors have the responsibility to oversee. This is why the expertise of the independent Directors, whether they are fully informed of all facts bearing on the adviser's fee, and the extent of care and conscientiousness with which they perform their duties are ***among the most important factors*** to be examined in evaluating whether the compensation fund advisers and distributors receive is reasonable under §36(b) of the ICA. *See Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 930 (2d Cir. 1982).

96. One way to determine whether the Directors exercised due care in approving the fees charged to the Funds is to examine whether the Directors were fully informed of all facts concerning these fees before approving them. As explained above, this factor is one of the most important in determining whether the fees charged to the Funds were excessive. Here, even though the Directors had a duty to inquire into the use of the Funds' brokerage commissions and monitor the Funds' activities, the SEC found that the Directors approved the Funds' 12b-1 plans without obtaining sufficient information to evaluate whether these plans were in the Funds' and their investors' best interest:

> The Boards were not *specifically* advised of the practice of paying for Shelf-Space with directed brokerage and were never made aware of several potential conflicts of interest, including that FTDI [defendant Franklin Templeton Distributors] had a choice about whether to pay for the Shelf-Space from its own assets or the funds' assets and that FA [Defendant Franklin Advisers] stood to profit from higher fees resulting from increased assets under management. *As a result, the Boards were unable to adequately evaluate the fund's overall marketing expenses in approving the funds' marketing plans as required by the Commission pursuant to Rule 12b-1.* Because they were not given the opportunity to approve the practice of using fund assets to pay for Shelf-Space, *the Boards could not adequately evaluate whether this use of fund assets was in accordance with the best interests of the FT shareholders.* Nor could they evaluate the funds' overall marketing expenses.

SEC Cease-And-Desist Order at ¶ 13, *In the Matter of Franklin Advisers, Inc.*, *supra* ¶ 82 (emphasis added).

97. The Directors' uninformed adoption and renewal of distribution agreements resulted in the charging of 12b-1 fees which did not benefit the Funds or their investors. If the Directors had examined the publicly-available information regarding the amounts of 12b-1 fees being charged to comparable funds and the performance of the Franklin Funds relative to comparable funds, it would have been obvious that the 12b-1 fees charged to the Funds were not justified and that economies of scale were not being passed to the Funds and their investors. Yet the Directors still approved distribution agreements charging excessive 12b-1 fees, which were higher relative to comparable funds, to further increase Fund assets. This prejudiced the Funds and their investors to the exclusive benefit of Defendants.

98. Moreover, as described above, the Directors failed to obtain the information necessary to evaluate the use of 12b-1 fees for the Investment Adviser and Distributor Defendants' Shelf-Space agreements. During the relevant time frame, despite the Directors' supervisory responsibility, the Distributor Defendants entered into yearly directed brokerage arrangements with at least 100 brokerage firms, under which more than $63 million of brokerage commissions generated by the Franklin Funds' portfolio trades were to be directed to the top-selling retailers to both reward past sales and encourage future sales. Complaint at ¶¶ 25-27, *Franklin/Templeton Distribs., Inc.*, No. 04A504637. The fact that the Directors did not obtain the information necessary to evaluate whether financing these programs with Fund assets was in the Funds' and their investors' best interest demonstrates the Directors' failure to fulfill their duties of due care in determining whether the Investment Adviser and Distributor Defendants' fees were reasonable or excessive.

99. Another way to evaluate whether the Directors fulfilled their duties with adequate care and conscientiousness is to determine whether they acted independently in approving the Funds' fee arrangements or, conversely, whether the Directors' actions were controlled by the Funds' investment advisers. In determining whether or not a Director is considered an "interested person," the ICA states that "a natural person shall be presumed not to be a controlled person." 15 U.S.C. §80a-2(a)(9). The term "interested person" is defined to include "any affiliated person" of an investment company, investment adviser, or principal underwriter. *Id.* at §80a-2(a)(19)(A)(i), (B)(i). "Affiliated person" is further defined as "any person directly or indirectly controlling, ***controlled by***, or under common control with, such other person." *Id.* at §80a-2(a)(3)(C) (emphasis added). Finally, the ICA defines "control" as "***the power to exercise a controlling influence*** over the management or policies of a company." *Id.* at §80a-2(a)(9) (emphasis added).

100. The presumption that a Director is not a "controlled person" under the ICA may be rebutted by "evidence." 15 U.S.C. §80a-2(a)(9). Such evidence may include allegations that non-employee Directors followed a course of action suggested by the investment adviser which substantially prejudiced the funds' shareholders. If the Directors rubber stamp suggestions of the investment adviser, they cannot fulfill their statutory duties to act as "watchdogs" for the funds. Moreover, the investment advisers control:

- the information that flows to the independent Directors;
- the board meeting agenda;
- the materials prepared and presented at the board meetings, therefore "framing the issues";
- who presents items at the meetings; and
- who is involved in educating and advising the independent Directors.

Management Conflicts Dominate Boardroom, Fund Directions, July 1, 2005.

101. Thus, it is clear that the investment adviser is in a position to control the information and actions of the Directors:

> "[D]espite th[e] congressionally mandated 'watchdog' role, trustees have acquiesced too readily to the demands of fund management companies, failing to ... [*inter alia*] question excessive fees..."

Julie Hembrock Daum & Richard Lannamann, *Rising Expectations: Mutual Fund Directors Called To Create a Culture of Independence*, June 2004, *available at* http://www.spencerstuart.com/research/boards/679/.

102. The purportedly "independent" Directors who served on the Board of Directors of the Funds during the relevant time period include: Edward I. Altman, Ann Torre Grant, Burton J. Greenwald, Bruce MacPherson, Charles Rubens II, Leonard Rubin, Robert E. Wade, Harris J. Ashton, S. Joseph Fortunato, Betty P. Krahmer, Andrew H. Hines, Gordon S. Macklin, Fred R. Millsaps, Edith E. Holiday, Frank J. Crothers, David W. Niemiec, Frank A. Olson, Larry D. Thompson, Constantine D. Tseretopoulos and Robert Carlson.

103. The interested Directors who served on the Board of Directors of the Funds during the relevant time period include: William J. Lippman, Anne M. Tatlock, David J. Winters, Charles B. Johnson ("C. Johnson") , Rupert H. Johnson ("R. Johnson") and Nicholas F. Brady.

104. A wealth of evidence demonstrates that the purportedly "non-interested" Directors blindly followed the Investment Adviser Defendants' suggested courses of action by rubber stamping fees and arrangements which prejudiced the Funds' investors. This evidence also firmly establishes that, even if the Directors were considered "independent," they failed to fulfill their duties with the care and conscientiousness necessary to ensure that the fees paid to Defendants from Fund and investor assets were reasonable and not excessive.

105. One of these such instances was the Directors' ***uninformed*** adoption and renewal of distribution agreements discussed above that resulted in the charging of 12b-1 fees which did not benefit the Funds or their investors. *See supra* ¶98. Another of these such instances also discussed above was the Directors' ***uninformed*** approval of, or acquiescence in, the directed brokerage and revenue sharing arrangements to grow the Funds which benefited only Defendants through increased asset-based fees. *See supra* ¶¶96-97. Again, the fact that the Directors did not even inform themselves as to the existence and impact of these programs (which only benefited Defendants) demonstrates the Directors' failure to act as a "watchdog" of the Investment Adviser Defendants.

106. Moreover, the Directors failed to recognize that directed brokerage had been used to give the Investment Adviser and Distributor Defendants the benefit of shifting the cost of their revenue sharing and directed brokerage obligations to the Funds and their investors and therefore failed to evaluate whether the advisory and distribution fees should have been reduced commensurately to reflect the benefits received.

107. Another example of the Directors' adherence to a course of action set by the Investment Adviser Defendants instead of acting in the investors' best interest, is found in the Directors' failure to ensure that economies of scale were passed on to the Funds and their investors. The SEC has made clear that it is the Directors' duty carefully to scrutinize the advisory and other fees to ensure that the economies of scale are being passed to investors as fund assets grow, so that the increases in asset-based advisory and other fees do not become a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under

> the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow.

SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000), *available at* http://www.sec.gov/news/studies/feestudy.htm. The increase in net assets, accompanied by an increase in the expense ratio and the failure to reduce the 12b-1 and advisory fees charged to the Funds and their investors, were all red flags which the Directors disregarded. The Directors' failure to ensure the implementation of economies of scale damaged and prejudiced the Funds and their investors during the relevant time period.

108. While Plaintiffs and other Franklin investors have contributed to the growth of Fund assets, they received no benefits in return. The Directors continually allowed Fund and investor assets to be used for the benefit of only the Investment Adviser Defendants and their affiliates. As purportedly "independent" Directors, they had a duty to question the Investment Adviser Defendants' and their affiliates' practices, and to ensure that any economies of scale that were being realized from the increase in the Funds' assets were being passed on to shareholders, the rightful recipients. The Directors ultimately failed to exercise the requisite care and conscientiousness in performing their statutory duties by approving a course of action suggested by the Investment Adviser Defendants that did not benefit the Funds or their investors. The Directors' approval of such actions, which prejudiced and damaged the Funds and their investors, further demonstrates that they were controlled by the Investment Adviser Defendants.

109. The SEC has set forth several additional factors relevant to a determination of whether the presumption that the Directors are not "controlled" persons under the ICA may be rebutted. These factors include: (1) former business associations between the director and the controlling person; (2) social relations; and (3) the Directors' independent knowledge of

corporate affairs. *See* First Australia Fund, Inc., SEC No-Action Letter, 1987 WL 108483, at *7 (Oct. 8, 1987). These factors demonstrate that because of the relationships between the purportedly "independent" and the interested Directors, the purportedly "independent" directors had no incentive to challenge or question the actions of the interested Directors, who were acting to approve Defendants' actions.

Former Business Associations

110. Several "interested" Directors (who are affiliated with the controlling person, *i.e.*, the Investment Adviser Defendants) have had former business associations with several purportedly "independent" Directors as follows:

- Mr. Ashton and Mr. Fortunato, purportedly "independent" Directors, served on the Board of General Host Corporation with Mr. C. Johnson, an interested Director.[25] Mr. Ashton, Mr. Fortunato and Mr. C. Johnson served together during the relevant time period as Directors of the Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Franklin AGE High Income Fund, Franklin U.S. Government Securities Fund, Franklin Small Cap Growth II Fund, Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.
- Purportedly "Independent" Director Ms. Holiday and interested Director Mr. Brady have a long history of business associations. Ms. Holiday worked directly for Mr. Brady in the U.S. Department of the Treasury.[26] In 1994, Mr. Brady brought Ms. Holiday on to the Board of H.J. Heinz Corporation, and currently Mr.

[25] General Host Corp., amendment to prospectus for the fiscal year ending Jan. 28, 1996 (Form S-3) (Apr. 25, 1996).

[26] Templeton Foreign Fund, prospectus effective Jan. 1, 2006 (Form N-1A) (Dec. 30, 2005).

Brady and Ms. Holiday also serve on the Board of Amerada Hess Corporation with purportedly "independent" Director Mr. Olson.[27] Mr. Brady, Ms. Holiday and Mr. Olson served together during the relevant time period as Directors of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.

- Interested Director Mr. Brady and purportedly "independent" Director Mr. Niemiec were both employed by the investment banking firm Dillon Read & Co. at the same time.[28] Mr. Brady and Mr. Niemiec served together during the relevant time period as Directors of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.
- Interested Director Ms. Tatlock is the CEO of the Fiduciary Trust Company and purportedly "independent" Director Mr. Greenwald is on its Board of Directors.[29] Ms. Tatlock and Mr. Greenwald served together during the relevant time period as Directors of the Mutual Discovery Fund, Mutual European Fund, Mutual Beacon Fund and Mutual Shares Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.
- In 1987, interested Director Mr. Lippman was named President of L.F. Rothschild Fund Management and purportedly "independent" Director Mr. Greenwald was

[27] *Id.*

[28] Templeton Growth Fund, prospectus effective Jan. 1, 2006 (Form N-1A) (Dec. 30, 2005).

[29] Franklin Mutual Series Fund, prospectus effective May 1, 2005 (Form N-1A) (Mar. 2, 2005).

named executive Vice President.[30] Mr. Lippman and Mr. Greenwald served together during the relevant time period as Directors of the Mutual Discovery Fund, Mutual European Fund, Mutual Beacon Fund and Mutual Shares Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.

Social relations

- Interested Directors Mr. Brady and Mr. R. Johnson and purportedly "independent" Director Mr. Ashton are members of the Bohemian Grove Club, which is "one of the more important places in the US where businessmen, politicians, army officers, and scientists can sit around with each other and talk about anything they're interested in."[31] Mr. Brady, Mr. R. Johnson and Mr. Ashton served together during the relevant time period as Directors of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund. Moreover, Mr. R. Johnson and Mr. Ashton also served together during the relevant time period as Directors of the Franklin Blue Chip Fund, Franklin DynaTech Series Fund, Franklin AGE High Income Fund, Franklin U.S. Government Securities Fund and Franklin Small Cap Growth II Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.
- Purportedly "Independent" Directors Mr. Ashton and Mr. Fortunato and interested Director Mr. C. Johnson were members of the Yale Class of 1954, while interested Director Mr. Brady was a member of the Yale Class of 1952. A June 18, 2004,Yale press release regarding fundraising includes a picture of Mr.

[30] *Executives*, New York Times, Jan. 6, 1987, at D2.

[31] Joël van der Reijden, *Bohemian Grove*, Sept. 7, 2005, http://home.planet.nl/~reijd050/organisations/Bohemian_Grove.htm.

Ashton and Mr. Fortunato together with seven of their classmates. Mr. Brady, Mr. Ashton, Mr. C. Johnson and Mr. Fortunato served together during the relevant time period as Directors of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.

- Interested Director Mr. Brady and purportedly "independent" Director Mr. Olson are members of the Knights of Malta, a Roman Catholic organization.[32] Mr. Brady and Mr. Olson served together during the relevant time period as Directors of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds.

Directors' Independent Knowledge of Corporate Affairs

111. The mutual fund industry and its distribution and fee structures are not simple to understand. For this reason, it is critical that the Directors responsible for overseeing the fee agreements of a fund have experience in the mutual fund arena. Yet many of the Franklin Fund Directors lacked the experience necessary to fulfill their duties as "watchdogs" of the Funds, and this lack of experience harmed the Funds and their investors.

- "Independent" Director Constantine Tseretopoulos is a physician who has served as a Director of nonprofit organizations. Mr. Tseretopoulos serves as a Director of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing

[32] *See* Bio for Nicholas F. Brady, http://home.planet.nl/~reijd050/organisations/Bohemian_Grove_members_list.htm (last visited Mar. 10, 2006); Palm Beach Civic Association Board of Directors, Frank A. Olson Bio, http://www.palmbeachcivic.org/officers.html (last visited Mar. 10, 2006).

Funds. Mr. Tseretopoulos' lack of mutual fund experience prevents him from being an effective watchdog for the Funds. Because of this inexperience, Mr. Tseretopoulos is forced to defer to the opinion of the other Directors who, as discussed herein, are simply following the wishes of the Investment Adviser Defendants.

- "Independent" Director Frank Crothers served as Chairman of various utility, power, and business and nonprofit organizations. Mr. Crothers serves as a Director of the Templeton Foreign Fund, Templeton Growth Fund and Templeton World Fund, as evidenced in the most recent prospectuses filed by each of the foregoing Funds. Mr. Crothers' lack of mutual fund experience prevents him from being an effective watchdog for the Funds. Because of this inexperience, Mr. Crothers is forced to defer to the opinion of the other Directors who, as discussed herein, are simply following the wishes of the Investment Adviser Defendants.

112. Even if the "independent" Directors were not "controlled" by the Investment Adviser Defendants for purposes of the ICA and were in fact acting "independently," they would have exercised at least a minimal amount of constructive skepticism, or probed into the issues that are alleged herein, which they did not do here. As demonstrated above, even if the purportedly "independent" Directors were not "controlled," their business and social connections to the interested Directors (who were admittedly affiliated with Defendants) created a serious disincentive for them to question Defendants' acts. Therefore, they cannot be relied upon to act in the best interest of the shareholders because their priorities are aligned with the Defendants.

113. Regardless of whether the Directors were "controlled" by the Investment Adviser Defendants, by failing to obtain the information necessary to inform themselves about the

reasonableness of the fees charged to the Funds and their investors and by approving fee arrangements that harmed the Funds and their investors, the Directors failed to effectively represent the Funds and their investors through arms'-length bargaining, which further supports a finding of the excessiveness of the fees.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE DISTRIBUTOR AND INVESTMENT ADVISER DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT DERIVATIVELY ON BEHALF OF THE FRANKLIN FUNDS HELD BY PLAINTIFFS

114. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

115. This Count is brought by Plaintiffs derivatively on behalf of the Franklin Funds held by Plaintiffs, against the Distributor and Investment Adviser Defendants, for breach of their fiduciary duties with respect to compensation as defined by Section 36(b) of the ICA. Section 36(b) does not require plaintiffs to make a demand on the Funds' Directors before bringing a claim.

116. The Defendants in this Count each had a fiduciary duty to the Franklin Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to such Defendants.

117. As alleged above, the fees received by the Distributor and Investment Adviser Defendants were excessive, in that they were so disproportionately large that they bore no reasonable relationship to the services rendered and would not have been negotiated in an arm's-length relationship.

118. By reason of the conduct described above, the Distributor and Investment Adviser Defendants violated Section 36(b) of the ICA. As a direct, proximate and foreseeable result of

these Defendants' breaches of fiduciary duties in their roles as principal underwriters, and investment advisers, respectively, to the Franklin Funds and their investors, the Franklin Funds and their investors have sustained many millions of dollars in damages.

119. Plaintiffs, in this count, seek to recover the excessive advisory, Rule 12b-1, and other fees charged the Franklin Funds and their investors by Defendants and their affiliates.

COUNT II

AGAINST FRANKLIN RESOURCES (FOR CAUSING THE INVESTMENT ADVISER AND DISTRIBUTOR DEFENDANTS TO VIOLATE SECTION 36(b)) AND THE INVESTMENT ADVISER DEFENDANTS (FOR CAUSING THE DISTRIBUTOR DEFENDANTS TO VIOLATE SECTION 36(b)) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT DERIVATIVELY ON BEHALF OF THE FRANKLIN FUNDS HELD BY PLAINTIFFS

120. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

121. This Count is brought by Plaintiffs derivatively on behalf of the Franklin Funds held by Plaintiffs, pursuant to Section 48(a) of the ICA against Franklin Resources, for causing the acts by the Investment Adviser and Distributor Defendants as alleged herein, and against the Investment Adviser Defendants for causing the acts by the Distributor Defendants as alleged herein.

122. The Investment Adviser and Distributor Defendants are liable under Section 36(b) of the ICA to the Franklin Funds and their investors as set forth herein.

123. Franklin Resources directly and/or indirectly caused the Investment Adviser and Distributor Defendants to engage in the violations of the ICA alleged herein. The Investment Adviser Defendants directly and/or indirectly caused the Distributor Defendants to engage in the violations of the ICA alleged herein.

124. Pursuant to Section 48(a) of the ICA, by reason of the foregoing, Franklin Resources is liable to Plaintiffs and the Funds to the same extent as the Investment Adviser and Distributor Defendants for their primary violations of Sections 36(b) of the ICA. In addition, the Investment Adviser Defendants are liable to Plaintiffs and the Funds to the same extent as the Distributor Defendants for their primary violations of Sections 36(b) of the ICA.

125. By virtue of the foregoing, Plaintiffs, on behalf of the Funds in which they are shareholders, are entitled to damages against Franklin Resources and the Investment Adviser Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Awarding compensatory damages on behalf of the Funds against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

B. Awarding the Funds injunctive relief ordering Defendants to cease the charging of excessive fees;

C. Ordering an accounting of all Fund related fees, commissions, and Soft Dollar payments;

D. Ordering restitution of all excessive fees and charges;

E. Awarding such other and further relief as this Court may deem just and proper;

F. Awarding Plaintiffs their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

G. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: March 10, 2006

SHALOV STONE & BONNER LLP

By: /s/ Patrick L. Rocco

Patrick L. Rocco
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

Liaison Counsel for Plaintiffs

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
(410) 332-0030

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, Pennsylvania 19004
(610) 667-7706

LITE DEPALMA GREENBERG &
RIVAS, LLC
Joseph J. DePalma
2 Gateway Center, 12th Floor
Newark, New Jersey 07102
(973) 623-3000

Additional Counsel for Plaintiffs

Patrick L. Rocco (PR 8621)
SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997
Liaison Counsel for Plaintiffs and the Class

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300
Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	) Document Filed Electronically
	) MASTER FILE: 04-cv-982 (WJM)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)

PATRICK L. ROCCO, of full age, hereby certifies that:

1. I am an attorney at law admitted to practice in the state of New Jersey and the United States District Court for the District of New Jersey.

2. On March 10, 2006, I caused a copy of the within Second Amended Derivative Consolidated Complaint to be filed electronically and served upon counsel as indicated below:

Via ECF and E-mail

McCARTER & ENGLISH, LLP
Joseph T. Boccassini, Esq.
Gregory Hindy, Esq.
4 Gateway Center, 100 Mulberry Street
Newark, NJ 07102

POLLACK & KAMINSKY
Daniel Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street
New York, NY 10036

Counsel for Corporate Defendants

GIBBONS, DEL DEO, DOLAN,
GRIFFINGER & VECCHIONE, P.C.
Michael R. Griffinger
One Riverfront Plaza
Newark, NJ 07102-5496

Counsel for Individual Defendants:
Harris J. Ashton, S. Joseph Fortunato and Gordaon S. Macklin

I certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Dated: March 10, 2006

/s/ Patrick L. Rocco
PATRICK L. ROCCO

ORIGINAL

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	:	Chapter 11
	:	
CF CAPITAL ASSETS LLC,	:	Case No. 05-11557 (PJW)
	:	
Debtor.	:	
	:	

NOTICE OF CONTINUED HEARING

PLEASE TAKE NOTICE that the hearing regarding Debtor's Motion for Order (A) Approving Proposed Disclosure Statement, (B) Establishing Procedures for Solicitation and Tabulation of Votes to Accept or Reject Proposed Chapter 11 Plan of Reorganization, (C) Scheduling a Confirmation Hearing and Approving Related Notice Procedures, and (D) Granting Certain Related Relief [Docket No. 350] scheduled for **March 15, 2006 at 9:30 a.m.** has been continued to **March 23, 2006 at 9:30 a.m.** A proposed First Amended Disclosure Statement and First Amended Chapter 11 Plan of Reorganization will be filed shortly. Objections or responses to the proposed First Amended Disclosure Statement shall be due to be filed or served on or before March 20, 2006 at 4:00 p.m. Eastern time.

Dated: March 9, 2006

BLANK ROME LLP

Michael DeBaecke

Michael D. DeBaecke (DE No. 3186)
1201 Market Street, Suite 800
Wilmington, DE 19801
Tel: (302) 425-6400
Fax: (302) 425-6464

Counsel for Debtor and Debtor in Possession

Date 3/9/06
Dkt No. 363

123219.01600/40160490v.1